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VIA EDGAR

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyatt Hotels Corporation
Registration Statement on Form S-1 (Registration No. 333-16108)

Dear Ms. Barros:

On behalf of Hyatt Hotels Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Pre-effective Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”), including certain exhibits.

This letter also responds to the October 14, 2009 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of Pre-effective Amendment No. 2 to the Registration Statement. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response. Where we have revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number of the prospectus next to the comment. In addition, certain marked copies of the Amendment provided to the Staff have been marked with the number of the response next to the corresponding text of the Amendment.

October 15, 2009

General

1.	We note that there are still many blanks in the registration statement. Please fill in the blanks in your next amendment.

Response: The Company respectfully advises the Staff that the Company and the selling stockholders have yet to determine the number of shares of its Class A common stock to be sold in the offering. Prior to circulating copies of the preliminary prospectus to potential investors, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C.

Risk Factors, page 16

Disputes among Pritzker family members and among Pritzker family ..., page 38

2.	You disclose that recently disputes arose between and among certain Pritzker family members and the trustees of the trust with respect to, among other things, your dual class structure. Please also disclose the main issue regarding your dual class structure that caused disputes. Additionally, please disclose any other significant causes of the disputes.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 38.

3.	Please also disclose how the disputes have been resolved, how the stockholder agreements have changed and the impact the resolution and changes have on the company and other stockholders. For example, we note that it appears that the threshold for permitted sales was increased.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 38 and 39.

A significant number of shares of our Class A common stock could be sold into the market…, page 40

4.	To the extent that any of your securities will be subject to registration rights, please consider expanding this risk factor or adding a new risk factor to discuss the risks associated to stockholders and the company.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 42.

October 15, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Overview, page 53

5.	We note your response to our prior comment 1. Please provide a more robust explanation of the relative advantages you have disclosed. Please explain why “growth in the number of management and franchise agreements and earnings therefrom typically results in higher overall returns on invested capital.” Please also explain why the relatively high fixed-cost structure of owned hotel properties positions you well for periods of increasing demand and may lead to higher earnings growth. Please also disclose the major disadvantages of management and franchising of third-party owned properties.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 55.

Compensation Discussion and Analysis, page 129

Key Elements of Total Rewards in 2008, page 131

Annual Incentive, page 132

6.	We note your revised disclosure in which you discuss chain-level revenues, chain- level gross operating profit, segment Performance EBITDA and RevPAR Index. Please explain these concepts in clear, plain language. For example, please specifically discuss what a chain is, what segment you are referring to and how RevPAR Index differs from RevPAR Growth. Please also disclose how you calculated these figures to the extent you have not already done so.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 58, 135 and 136.

Principal and Selling Stockholders, page 184

7.	In your next amendment, please fill in the missing information in this table.

Additionally, please confirm that you will include this information in the preliminary prospectus that you distribute to potential investors. Please see Item 507 of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company and the selling stockholders have yet to determine the number of shares of its Class A common stock to be sold in the offering. Prior to circulating copies of the preliminary prospectus to potential investors, the Company will file a pre-effective amendment to the Registration Statement that will include the disclosure required by Item 507 of Regulation S-K and the preliminary prospectus distributed to potential investors will include such information.

October 15, 2009

8.	You disclose that pursuant to the terms of the Amended and Restated Global Hyatt Agreement, the co-trustees of the U.S. situs trusts have agreed to distribute Hyatt stock that is not sold in the offering from such trusts as soon as practicable following the date of effectiveness of the registration statement, subject to the 180-day lock-up period agreed to with the underwriters. Considering this fact and the large number of shares held by the U.S. situs trusts, please describe any arrangements known to you, including any pledge by any person of your securities, the operation of which may at a subsequent date result in a change in control. Please see Item 403(c) of Regulation S-K.

Response: The Company respectfully advises the Staff that, other than the voting agreements set forth in the Amended and Restated Global Hyatt Agreement and Amended and Restated Foreign Global Hyatt Agreement described in the prospectus, which provide that until the later to occur of (i) January 1, 2015 and (ii) the date upon which more than 75% of the Company’s fully diluted shares of common stock is owned by persons other than Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of Pritzker family members and spouses), all Pritzkers will vote all of their voting securities consistent with the recommendations of the Company’s board of directors with respect to all matters (assuming agreement as to any such matter by a majority of a minimum of three independent directors (excluding for such purposes any Pritzker)), the Company does not know of any arrangements, including any pledge by any person of the Company’s securities, the operation of which may at a subsequent date result in a change in control of the Company.

Furthermore, following the distribution of the Company’s stock as provided for in the Amended and Restated Global Hyatt Agreement and the Amended and Restated Foreign Global Hyatt Agreement, such stock will remain subject to the contractual voting and lock-up restrictions contained in the Amended and Restated Global Hyatt Agreement, Amended and Restated Foreign Global Hyatt Agreement, and, with respect to stock owned by or for the benefit of Thomas J. Pritzker, Penny Pritzker, Gigi Pritzker Pucker and their respective lineal descendants, the Amended and Restated Agreement Relating to Stock, and may not be sold other than in accordance with such agreements.

The Company has described in the prospectus when shares of its common stock may first be sold into the public market under “Shares Eligible For Future Sale” and “Risk Factors – A significant number of shares of our Class A common stock could be sold into the market, which could depress our stock price even if our business is doing well.” The time at which shares can be first sold into the public market does not change as a result of the shares being distributed by the trustees to or for the benefit of the beneficiaries of the Pritzker family U.S. situs trusts and non-U.S. situs trusts.

October 15, 2009

9.	Please also disclose to whom the stock may be distributed. For example, if the adult beneficiaries may distribute to unaffiliated third parties, please describe and consider adding a risk factor to disclose that 70.9% of the outstanding common stock controlled by the Pritzker’s may be distributed to other persons upon expiration of the lock-up period. Any additional risk factor should disclose potential risks to stockholders of this arrangement. For example, disclose the potential for a change of control, the impact a large distribution of shares could have on the stock price and any other potentially material adverse consequences.

Response: The Company has revised the disclosure in footnotes 1 and 2 of the Principal and Selling Stockholders Table in response to the Staff’s comment to clarify that the stock will not be distributed to unaffiliated third parties at the time of distribution, but rather to trusts for the benefit of the beneficiaries and that following such distribution, the shares will remain subject to the voting and lock-up restrictions contained in the Amended and Restated Global Hyatt Agreement, Amended and Restated Foreign Global Hyatt Agreement and, with respect to stock owned by trusts for the benefit of Thomas J. Pritzker, Penny Pritzker, Gigi Pritzker Pucker and their respective lineal descendants, the Amended and Restated Agreement Relating to Stock. The time at which such shares can first be sold to unaffiliated third parties does not change as a result of the shares being distributed by the trustees to trusts for the benefit of the beneficiaries and any such sales remain subject to the restrictions contained in the aforementioned agreements. See pages 187 and 188.

Legal Opinion

10.	Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to “General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file counsel’s written confirmation as correspondence on the EDGAR system.

Response: We respectfully confirm to the Staff that the phrase “General Corporation Law of the State of Delaware” as used in our draft opinion letter is deemed to include not only the statutory provisions of the Delaware General Corporation Law, but also the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws, in each case as currently in effect.

11.	Please revise the legal opinion to remove the reference to “by all necessary corporate action of the Company” that follows duly authorized.

Response: We respectfully submit to the Staff that, consistent with the TriBar Opinion Committee’s report, Third-Party “Closing” Opinions: A Report of the TriBar Opinion Committee, the reference to “by all necessary corporate action of the Company” as used in the “duly authorized” opinion included in our draft opinion letter provides that the Company Shares (as defined in our draft opinion letter) will have been authorized by all action required under (i) the Company’s Amended and Restated Certificate of Incorporation, (ii) the Company’s Amended and Restated By-Laws and (iii) the Delaware General Corporation Law (the “DGCL”) when the prerequisites described in paragraph 1 to our draft opinion letter have been fulfilled.1 Accordingly, we respectfully submit to the Staff that such reference specifically describes and includes all of the matters that are properly a part of the “duly authorized” opinion as set forth in the TriBar Report.2

[1]	See TriBar Opinion Committee, Third-Party “Closing” Opinions: A Report of the TriBar Opinion Committee, 53 BUS. LAW. 591, 648 (1998) [hereinafter TriBar Report].
[2]	Id.

October 15, 2009

Moreover, as discussed in the Task Force on Securities Law Opinions of the Business Law Section of the American Bar Association’s report, Legal Opinions in SEC Filings, due authorization “is subsumed in [the] validly issued [opinion] even if not stated separately.” Therefore, the “‘validly issued’ [opinion alone] should be sufficient” to fulfill the requirement that an opinion of counsel stating that the securities to be registered are “legally issued, fully paid and non-assessable” be filed under Item 601(b)(5) of Regulation S-K (“Item 601(b)(5)”).3 As we are providing an opinion that the Company Shares have been “validly issued,” we respectfully submit that the language relating to the issuance of the Company Shares included in our draft opinion letter adequately fulfills the requirements of Item 601(b)(5).

12.	We note the penultimate paragraph deals with notice requirements regarding uncertified shares provided in the DGCL. Please explain to us why this is needed as part of the legal opinion or have your counsel remove it from the legal opinion.

Response: We have revised our draft opinion letter to remove the assumption related to notice requirements in response to the Staff’s comment.

We are supplementally providing under separate cover a revised copy of our draft opinion letter to the Staff concurrently with the filing of this response letter, and supplementally advise the Staff that the Company will file our executed opinion letter as Exhibit 5.1 to the Registration Statement prior to requesting effectiveness of the Registration Statement.

13.	We note the statement in the last paragraph that the opinion is for your benefit and may be relied upon by you and “by persons entitled to rely upon it pursuant to the applicable provisions of the Act.” This last phrase is unclear. Investors are entitled to rely on opinions filed as exhibits to the registration statement. Please provide a revised opinion that clarifies that investors are entitled to rely on this legal opinion.

Response: We have revised our draft opinion letter in response to the Staff’s comment.

[3]

See Task Force on Securities Law Opinions, ABA Section of Business Law, Legal Opinions in SEC Filings, 59 The Business Lawyer 1505 (2004), at 1507 n. 12. Item 601(b)(5) of Regulation S-K (“Item 601(b)(5)”), which requires that the opinion of counsel relating to the legality of the securities to be registered under an applicable registration statement will, when sold, “be legally issued, fully paid and non-assessable.”

October 15, 2009

Exhibits

14.	Please file all remaining exhibits prior to requesting effectiveness of the registration statement.

Response: The Company supplementally advises the Staff that it will submit all remaining exhibits to the Registration Statement prior to requesting effectiveness of the Registration Statement.

If you have any questions regarding the foregoing responses or the enclosed Amendment, please do not hesitate to contact me by telephone at (312) 876-7681 or Michael A. Pucker at (312) 876-6518 or by fax at (312) 993-9767.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland of LATHAM & WATKINS LLP

cc:	Mark S. Hoplamazian, Hyatt Hotels Corporation
Harmit J. Singh, Hyatt Hotels Corporation
Susan T. Smith, Hyatt Hotels Corporation
Michael A. Pucker, Latham & Watkins LLP

Enclosures